UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
     UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

                        Commission File Number 001-09216


                        HANSON BUILDING MATERIALS LIMITED
                       (PREVIOUSLY KNOWN AS "HANSON PLC")
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                1 GROSVENOR PLACE
                            LONDON SW1X 7JH, ENGLAND
                                +44 020 7245 1245
       ------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               ORDINARY SHARES OF
                     NOMINAL VALUE OF (POUND)2.00 PER SHARE
         (IN THE FORM OF ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES)
         --------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                              5.25% NOTES DUE 2013
       -------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(l)(i)     |_|          Rule 12h-3(b)(1)(i)     |_|
         Rule 12g-4(a)(1)(ii)    |_|          Rule 12h-3(b)(1)(ii)    |_|
         Rule 12g-4(a)(2)(i)     |X|          Rule 12h-3(b)(2)(i)     |X|
         Rule 12g-4(a)(2)(ii)    |_|          Rule 12h-3(b)(2)(ii)    |_|
                                              Rule 15d-6              |_|

           Approximate number of holders of record as of the certification or notice date: 1

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 15, 2003                By:  /s/ Graham Dransfield
       ----------------                     ----------------------------------
                                            Name: Graham Dransfield
                                            Title: Legal Director